SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              Schedule 13D**

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 2)*

                          Denbury Resources Inc.
                             (Name of Issuer)

                               Common Shares
                      (Title of Class of Securities)

                                 24791620
                              (Cusip Number)

                             James J. O'Brien
                        201 Main Street, Suite 2420
                          Fort Worth, Texas 76102
                              (817) 871-4000
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             January 23, 1998
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 8,408,038 shares, which constitutes approximately 41.3% of the total number of shares outstanding. All ownership percentages set forth herein asume that there are 20,365,699 shares outstanding.

1.   Name of Reporting Person:

     TPG Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00 - Contributions from Partners

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 7,646,050
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 7,646,050
Person
With
               10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting
      Person:

      7,646,050

12. Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares:
                                                            /   /


13. Percent of Class Represented by Amount in Row (11): 37.5%


14. Type of Reporting Person: PN

1.   Name of Reporting Person:

     TPG Parallel I, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00 - Contributions from Partners

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 761,988
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 761,988
Person
With
               10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting
      Person:

      761,988

12. Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares:
                                                            /   /


13. Percent of Class Represented by Amount in Row (11): 3.7%


14. Type of Reporting Person: PN

  Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated December 29, 1995, as amended by Amendment No. 1 dated October 30, 1996 (the "Schedule 13D"), relating to the Common Shares, without par value, of Denbury Resources Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 3.     Source and Amount of Funds or Other Consideration.

  Item 3 is hereby amended and restated in its entirety to read as follows:

Reporting Person Source of Funds               Amount of Funds

TPG              Contributions of Partners     $49,336,255.66

Parallel         Contributions of Partners     $ 4,916,744.34


Item 4.  Purpose of Transaction.

  Item 4 is hereby amended by adding the following at the end thereof:

  On January 20, 1998, the Reporting Persons exercised all of the
Warrants held by them and, as more fully set forth in Item 6 herein, TPG and the Issuer entered into a Stock Purchase Agreement pursuant to which TPG agreed, subject to the terms thereof, to purchase additional shares of the Common Stock from the Issuer for a total purchase price of $5,000,000.

  The matters set forth in Item 6 hereof hereby are incorporated in this Item 4 by reference.

  Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  Interest in Securities of the Issuer.

  Item 5 is hereby amended and restated in its entirety to read as follows:

  (a)  TPG

  The aggregate number of Common Shares that TPG owns beneficially, pursuant to Rule 13d-3 of the Act, is 7,646,050, which constitutes approximately 37.5% of the 20,365,699 Common Shares deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

  Parallel

  The aggregate number of Common Shares that Parallel owns beneficially, pursuant to Rule 13d-3 of the Act, is 761,988, which constitutes approximately 3.7% of the 20,365,699 Common Shares deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

  To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any Common Shares.

  (b)  TPG

  Acting through its sole general partner, TPG GenPar, L.P., acting through its sole general partner, TPG Advisors, Inc., TPG has the sole power to vote or direct the vote and to dispose or direct the disposition of 7,646,050 Common Shares.

  Parallel

  Acting through its sole general partner, TPG GenPar, L.P., acting through its sole general partner, TPG Advisors, Inc., Parallel has the sole power to vote or direct the vote and to dispose or direct the disposition of 761,988 Common Shares.

  (c) On January 20, 1998, TPG and Parallel exercised 568,358 and
56,642 Warrants, respectively, to purchase a like number of shares of the Common Stock at a price of $7.40 per share. In addition, as set forth in
Item 6 below, on January 20, 1998, TPG and the Issuer entered into a Stock Purchase Agreement pursuant to which TPG has agreed to purchase additional shares of the Common Stock from the Issuer for an aggregate price of $5,000,000.

  Except as set forth herein or in the Exhibits filed herewith, to the best of the knowledge of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Common Shares during the past 60 days.

  (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares owned by such Reporting Person.

  (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

  Item 6 is hereby amended by adding the following at the end thereof:

  On January 20, 1998, TPG and the Issuer entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"). On the same date TPG, Parallel and the Issuer entered into (i) an amendment to the Registration Rights Agreement dated December 21, 1995, by and among the same parties (the "Registration Rights Amendment"), and (ii) an agreement relating to the waiver by TPG of its preemptive rights (the "Preemptive Rights Wavier") in connection with the Issuer's pending public offering of $100,000,000 of its Common Stock (the "Public Offering"). The description herein of the Stock Purchase Agreement, the Registration Rights Amendment and the Preemptive Rights Waiver are not, and do not purport to be, complete and are qualified in their entirety by reference to copies of such agreements which are attached hereto as Exhibits 10.5, 4.5 and 10.6, respectively.

Stock Purchase Agreement

  Pursuant to the Stock Purchase Agreement, TPG agreed, subject to the conditions set forth therein, to purchase shares of the Common Stock from the Issuer for a total purchase price of $5,000,000. TPG's obligation to purchase the shares of Common Stock are subject to and conditioned upon (i) the closing of the Public Offering, (ii) the effectiveness of a registration statement relating to the shares being purchased by TPG, and (iii) the delivery to TPG of a final prospectus relating to its purchase of shares.
The purchase price per share for the shares to be purchased by TPG shall be the price per share of the Common Stock to the public in the Public Offering less underwriting discounts and commissions; provided, however, that the purchase price shall be subject to approval of the Toronto Stock Exchange ("TSE"), and in the event that the TSE does not approve such purchase price, the purchase price shall be 100% of the price per share to the public in the Public Offering.

  TPG has agreed not to sell or otherwise dispose of any of the shares of Common Stock purchased by it under the Stock Purchase Agreement for a period of six months from the date of the closing of the Public Offering without the prior consent of the TSE.

Registration Rights Amendment

  The Registration Rights Amendment amends the Registration Rights Agreement to provide that shares of the Common Stock acquired by TPG under the Stock Purchase Agreement will constitute "Subject Common Shares" as defined in the Registration Rights Agreement and will thus be eligible for the benefits of such agreement.

Preemptive Rights Waiver

  Pursuant to the Preemptive Rights Waiver, TPG waived its rights to purchase additional shares of the Common Stock of the Issuer in the Public Offering so as to maintain its pro rata ownership in the equity securities of the Issuer. TPG's waiver of its preemptive rights with respect to the Public Offering shall expire if the Public Offering shall not have occurred by March 31, 1998.

  Except as set forth herein or in the exhibits filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the shares of the capital stock of the Issuer owned by the Reporting Persons.

Item 7.     Material to be Filed as Exhibits.

  Item 7 is hereby amended and restated in its entirety to read as follows:

  Exhibit 3(i) -- Articles of Amendment to Articles of Continuance of Newscope Resources Ltd., dated December 21, 1995, (containing the Series Provisions attaching to the Convertible First Preferred Shares, Series
A).(previously filed)

  Exhibit 4.1 -- Warrant Issued to TPG Partners, L.P. (previously filed)

  Exhibit 4.2 -- Warrant Issued to TPG Parallel I, L.P. (previously filed)

  Exhibit 4.3 -- Registration Rights Agreement by and among TPG
Partners, L.P., TPG Parallel I, L.P. and Newscope Resources Ltd. (previously filed)

  Exhibit 4.4 -- Amendment to Registration Rights Agreement by and among Denbury Resources Inc., TPG Partners, L.P. and TPG Parallel I, L.P. dated October 22, 1996.(previously filed)

  Exhibit 4.5 -- Amendment to Registration Rights Agreement by and among Denbury Resources Inc., TPG Partners, L.P. and TPG Parallel I, L.P. dated January 20, 1998.

  Exhibit 10.1 -- Securities Purchase Agreement by and between TPG
Partners, L.P. and Newscope Resources Ltd., dated November 13, 1995 (Exhibits and Appendices intentionally omitted). (previously filed)

  Exhibit 10.2 -- First Amendment to Securities Purchase Agreement by and among TPG Partners, L.P., TPG Parallel I, L.P. and Newscope Resources Ltd., dated December 21, 1995 (Appendix intentionally omitted). (previously filed)

  Exhibit 10.3 -- Stock Purchase Agreement by and among TPG Partners,
L.P. and Denbury Resources, Inc., dated October 2, 1996.(previously filed)

  Exhibit 10.4 -- Agreement in respect of the Convertible First
Preferred Shares, Series A and the Common Shares, no par value of Denbury Resources Inc. by and among TPG Partners, L.P., TPG Parallel I, L.P. and Denbury Resources Inc. dated August 29, 1996.(previously filed)

  Exhibit 10.5 -- Stock Purchase Agreement by and among TPG Partners, L.P. and Denbury Resources, Inc., dated January 20, 1998.

  Exhibit 10.6 -- Agreement in respect of the Warrants by and among Denbury Resources Inc., TPG Partners, L.P., and TPG Parallel I, L.P. dated January 20, 1998.

  Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  DATED:  January 27, 1998



                           TPG PARTNERS, L.P.,
                           a Delaware limited partnership

                             By:  TPG GenPar, L.P.,
                                  a Delaware limited partnership,
                                               General Partner

                                   By:  TPG Advisors, Inc.,
                                        a Delaware corporation,
                                  General Partner


                                               By: /s/ James J. O'Brien
                                            James J. O'Brien,
                                            Vice President



                           TPG PARALLEL I, L.P.,
                           a Delaware limited partnership

                             By:  TPG GenPar, L.P.,
                                  a Delaware limited partnership,
                                               General Partner

                                   By:  TPG Advisors, Inc.,
                                        a Delaware corporation,
                                  General Partner


                                               By:  /s/ James J. O'Brien
                                            James J. O'Brien,
                                            Vice President